

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 4, 2008

Linda B. Grable
Chief Executive Officer
Imaging Diagnostic Systems, Inc.
5307 NW 35th Terrace
Fort Lauderdale, Florida 33039

> **Re:** **Imaging Diagnostic Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2008**
> **File No. 0-26028**

Dear Ms. Grable:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Peggy Fisher
Assistant Director